82-3207

aMcB

[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.[redacted].com

02 JUN 13 AM 11:47

02034813

SUPPL

May 23, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir,

Attached you will find the latest press release that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

PROCESSED
JUN 19 2002
THOMSON FINANCIAL
P

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

dlw 6/18

PRESS RELEASE

LENZING

Lenzing Aktiengesellschaft
Corporate Communications
A-4860 Lenzing, Austria
www.lenzing.com

Phone:++43/ 76 72 / 701-2713
Fax: ++43/ 76 72 / 96 301
e-Mail a.guldt @lenzing.com

Lenzing AG: New Investment at Lenzing Location
Europe's Most Modern Timber Processing Plant Inaugurated

Date: May 22th, 2002

With a total investment of about EUR 12 million and after a construction time of only one year, the timber processing plant on the premises of Lenzing AG, equipped with the latest technology, was taken into operation recently. Today, the plant at Lenzing was officially inaugurated. About 350 partners from the timber and forest industry in Austria, Germany, the Czech Republic, Slovakia, Hungary, Croatia and France, as well as large number of guests with public functions attended the ceremony.

The opening of the new timber processing plant – it is the most modern facility of its kind in Europe –marked yet another milestone of Lenzing AG in the direction of modernization. The plant has a processing capacity of approximately 1 million m^3 solid measure of round beech timber per year. Additional features are the improved quality of the chopped timber and a better utilization of the wood – the raw material.

Beech is the most important raw material for the manufacture of viscose fiber. Every year, some 800,000 m^3 solid measure of beech wood are delivered to the Lenzing site. Approximately 55% of the wood is from Austria.

Important features of the timber processing plant:

Long-wood bark-peeling with process-control system: With the new cylinder (length: 30 m, width: 5 m), the bark of round logs of up to 6 m length can be peeled without any cutting of the logs. After visually detecting the bark peeling quality, the process control system applies its fully automatic controls to adjust the rotation speed of the cylinder, the feeding rate and the output.

Washing station: Handles the washing, after the bark has been peeled.

Chopper: A high-performance disk chopper, with a horizontal intake and a diameter of 3.36 m, 1,600 KW connecting power and 265 revolutions/minute, produces chopped wood of a very consistent quality – this is a major advantage when producing pulp. It was possible to lower the dust volume to below 1%, which also improves the raw-material yield.

Intermediate storage in silos: Two roofed-in silos with a total capacity of 10,000 cubic meters were built. The "first-in/first-out" principle is ensured by automatic delivery worms on the floor, with the continuous feeding being done from the top. As a result, there are no longer any fluctuations in quality, due to the outdoor storage of the chopped material, which had happened occasionally in the past.

A living example of sustainability

As wood is used as a raw material, the subject of sustainability has been a live experience at Lenzing for decades. Lenzing AG buys the major part of the beech thinning stock that is available in Austria after forest cultivation work. As a large-scale customer, the company therefore contributes considerably to an ecologically intact and sustainable forest industry.

The new timber processing plant is Lenzing AG's commitment to the future, namely to continue to move in the direction of integration –from the wood to the viscose fiber.

For further information please contact:

Ing. Rudolf Vogtenhuber
Lenzing AG
Timber-Yard Manager
Phone: +43 7672-2736

Dipl. Ing. Herbert Grill
Lenzing AG
Director, Timber Purchases
Phone: +43 7672-2721